CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                     of The Securities Exchange Act of 1934

For the month of March, 2004                      Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X] Form 40-F [ ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [ ] No  [X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Grupo Radio Centro, S.A. de C.V.
                                              (Registrant)

Date: March 3, 2004                           By: /s/ Pedro Beltran Nasr
                                                  ------------------------------
                                                  Name: Pedro Beltran Nasr
                                                  Title: Chief Financial Officer

{LOGO] GRUPO RADIO CENTRO

Press Release

IR Contacts:

In Mexico:
Pedro Beltran / Alfredo Azpeitia.
Grupo Radio Centro, S.A. de C.V.
Tel: 5255-57-28-48 81 or
5255-57 28-49-11

In New York
Maria Barona
Melanie Carpenter
i-advize Corporate
Communications, Inc.
Tel: (212) 406-3690
Email: grc@i-advize.com

[LOGO] RC Listed NYSE                           [SEAL] BOLSA MEXICANA DEVAL ORES

                                                           For Immediate Release

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    Grupo Radio Centro Announces Ruling in the case of Infored, S.A. de C.V.
                and Jose Gutierrez Vivo Versus Grupo Radio Centro
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Mexico City, March 3, 2004 - Grupo Radio Centro,  S.A. de C.V. (BMV:  RCENTRO-A,
NYSE: RC) ("Grupo Radio Centro" or "the Company"), Mexico's leading radio broadcasting company, announced today that the International Chamber of Commerce notified the Company on March 1 that a final decision had been reached in the arbitration proceeding brought by Infored, S.A. de C.V. ("Infored") and Mr. Jose Gutierrez Vivo against Grupo Radio Centro in 2002. By majority vote of two of the three arbitrators, the ICC panel held that the Company is in breach of its contract with Infored and Mr. Gutierrez Vivo. As a result, the contract is rescinded and Infored and Mr. Gutierrez Vivo together have been awarded a total of U.S.$21 million in damages.

The Company plans to challenge the validity of this decision in the Mexican courts. Pending this challenge, the Company will seek a stay of the enforcement of the damage award.

The Company is evaluating its alternatives with respect to the production of the Monitor news program, which currently is produced by Infored.

Company Description:
Grupo Radio Centro owns and/or operates 14 radio stations, 11 of which are located in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates a radio network, Organizacion Impulsora de Radio, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

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Note on Forward Looking Statements:

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.
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